SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 9, 2005

Alaska Pacific Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Alaska	0-26003	92-0167101
State or other jurisdiction of incorporation	Commission File Number	(I.R.S. Employer Identification No.)

2094 Jordan Avenue, Juneau, Alaska	99801
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number (including area code) (907) 789-4844

Not Applicable

(Former name or former address, if changed since last report)

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits

Exhibit

99.1 News release of Alaska Pacific Bancshares, Inc. dated August 9, 2005

Item 9. Regulation FD Disclosure

On August 9, 2005, Alaska Pacific Bancshares, Inc. issued its earnings release for the quarter ended June 30, 2005. A copy of the earnings release is attached hereto as Exhibit 99.1, which is incorporated herein by reference.

The information being furnished under this "Item 9. Regulation FD Disclosure" is intended to be furnished under "Item 12. Disclosure of Results of Operations and Financial Condition." The information in this report shall not be treated as "filed" for purposes of the Securities Exchange Act of 1934 and shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ALASKA PACIFIC BANCSHARES, INC.

DATE: August 9, 2005   By: /s/Roger K. White
                                  Roger K. White
                                  Senior Vice President and
                                   Chief Financial Officer

Exhibit 99.1

News Release

For Immediate Release

ALASKA PACIFIC ANNOUNCES RESULTS
FOR SECOND QUARTER

JUNEAU, Alaska, August 9, 2005 -- Alaska Pacific Bancshares, Inc. (OTCBB: AKPB), the parent company of Alaska Pacific Bank, announced net income of $156,000, or $.24 per diluted share, for the second quarter of 2005, compared with $100,000 ($.16 per share) in the previous quarter and $196,000 ($.31 per share) in the second quarter of 2004.

Loans (excluding loans held for sale) were $144.2 million at the end of the second quarter, an increase of $2.5 million (1.8%) from the previous quarter and an increase of $2.8 million (2.0%) from a year ago. Total deposits were $139.1 million, an increase of 4.5% from last quarter, but $1.0 million (0.7%) less than a year ago. The year-to-year decline is attributable to a $2.4 million (6.6%) decrease in certificates of deposit, which have been priced less aggressively during the past year to help reduce the Bank's excess liquidity. Demand and savings accounts increased to $105.5 million at June 30, compared with $99.2 million last quarter and $101.1 million a year ago.

Net interest income for the quarter was $1.949 million, an increase of 3.0% over the previous quarter and 4.7% over the second quarter of 2004. The net interest margin on total assets increased to 4.80% in the second quarter from 4.68% in the first quarter and 4.51% in the second quarter of 2004.

Nonperforming loans at June 30, 2005 were $1.4 million, unchanged from March 31, but increased from $101,000 a year ago. The provision for loan losses for the second quarter was $30,000, unchanged from March 31, but lower than the $75,000 for the second quarter of 2004.

Total noninterest expense (excluding net expenses and recoveries on repossessed properties) of $1.9 million in the second quarter of 2005 was nearly unchanged from the previous quarter and increased 5.2% from the second quarter of 2004.

As previously announced, the Company declared a regular quarterly dividend of $.08 per share, payable August 12, 2005, to shareholders of record as of August 1, 2005.

Forward-Looking Statements

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, interest rates, the economy in Southeast Alaska, the real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission.

Contact: Roger K. White   Craig E. Dahl
           Senior Vice President and CFO   or   President and CEO
           907-790-5135   907-790-5101

Alaska Pacific Bancshares, Inc.

Financial Highlights (Unaudited)
Second Quarter 2005
(dollars in thousands, except per-share amounts)

| | Three Months Ended | | |
	June 30, 2005	March 31, 2005	June 30, 2004
Condensed Income Statement:			
Interest income	$2,410	$2,314	$2,259
Interest expense	(461)	(422)	(397)
Net interest income	1,949	1,892	1,862
Provision for loan losses	(30)	(30)	(75)
Gain on sale of mortgage loans	16	29	112
Other noninterest income	258	230	287
Repossessed property recoveries (expenses), net	(4)	(10)	(26)
Other noninterest expense	(1,929)	(1,944)	(1,833)
Net income before income tax	260	167	327
Income tax expense	(104)	(67)	(131)
Net income	$156	$100	$ 196
Earnings per share:			
Basic	$.26	$.16	$ .33
Diluted	.24	.16	.31
Performance Ratios:			
Return on average equity	3.87%	2.50%	5.06%
Return on average assets	0.38	0.25	0.48
Yield on average earning assets	6.30	6.07	5.84
Cost of average interest-bearing liabilities	1.53	1.38	1.26
Interest rate spread	4.77	4.69	4.58
Net interest margin on:			
Average earning assets	5.10	4.96	4.82
Average total assets	4.80	4.68	4.51
Efficiency ratio (a)	87.58	92.08	86.51
Average balances:			
Loans	$141,903	$139,989	$136,610
Earning assets	152,949	152,491	154,607
Assets	162,409	161,692	165,027
Interest-bearing deposits	111,628	113,561	117,165
Total deposits	134,914	134,611	138,084
Interest-bearing liabilities	120,440	122,470	126,016
Shareholders' equity	16,124	16,024	15,496
Average shares outstanding:			
Basic	608,665	607,364	596,594
Diluted	638,370	639,917	630,110

	June 30, 2005	March 31, 2005	June 30, 2004
Balance sheet data:			
Total assets	$166,030	$162,051	$166,985
Loans, before allowance	144,169	141,654	141,398
Loans held for sale	204	427	442
Investment securities	8,638	7,225	9,342
Total deposits	139,077	133,066	140,016
Federal Home Loan Bank advances	8,090	10,912	8,776
Shareholders' equity	16,205	16,045	15,550
Shares outstanding (b)	627,754	627,754	626,132
Book value per share	$25.81	$25.56	$24.83
Asset quality:			
Allowance for loan losses	$1,419	$1,389	$1,284
Allowance as a percent of loans	0.98%	0.98%	0.91%
Nonaccrual loans	$1,192	$1,203	$101
Total nonperforming assets	1,340	1,351	101
Net chargeoffs for quarter	-	21	102

(a) Noninterest expense divided by the sum of net interest income and noninterest income, excluding gains on sale of loans or securities.

(b) Excludes only treasury stock.